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17005993

ISSION

SEC Mail Processing Section

FEB 28 2017

Washington DC 415

SEC FILE NUMBER
8-44285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: N.B. Zoullas Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue – 17th
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Fernandez (212)350-5319
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name — if individual, state last, first, middle name)

488 Madison Avenue- Floor 3	New York,	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Jca

OATH OR AFFIRMATION

I, Diane Fernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.B. Zoullas Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Diane Fernandez
Signature

Chief Financial Officer
Title

Leslie Seinfeld
Notary Public

LESLIE SEINFELD NOTARY PUBLIC STATE OF NEW YORK NO. 01SE5050426 QUALIFIED IN NASSAU COUNTY

This report** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

N.B. Zoullas Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of N.B. Zoullas Securities, Inc. as of December 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of N.B. Zoullas Securities, Inc.'s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of N.B. Zoullas Securities, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 24, 2017

N.B. Zoullas Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 1,656,155
Restricted cash	83,390
Deposit with clearing broker	400,000
Receivables from broker	1,547,052
Property and equipment, at cost less accumulated depreciation and amortization of $139,579	11,220
Prepaid expenses and other assets	43,903
Total assets	$ 3,741,720
Liabilities and Stockholders' Equity	
Liabilities	
Accrued expenses	$ 48,209
Stockholders' equity	
Common stock, $1 par value; 200 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	169,900
Retained earnings	3,523,511
Total stockholders' equity	3,693,511
Total liabilities and stockholders' equity	$ 3,741,720

The accompanying notes are an integral part of this financial statements.

1. Organization

N.B. Zoullas Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker under a clearance agreement with another broker-dealer (clearing broker), which assumes and maintains the accounts of the Company's customers. The Company transacts its business with customers located worldwide.

On April 1, 2016, the sole stockholder sold all of his shares in the Company to two of the Company's employees in a change of ownership that was approved by FINRA. There were provisions in the agreement to govern subsequent stock transactions. On the same date, the selling stockholder (the "Seller") entered into a licensing agreement with the Company whereby the Seller granted the Company a license to use the existing name of the Company for an indefinite period of time.

2. Summary of Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization.

Income Taxes
The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporate tax rates.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2016, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to federal, state, and local income tax examinations by tax authorities for years before December 31, 2013.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Receivables from Broker
Receivables from broker consist of commission and trading income receivables due from the Company's clearing broker. Management has determined that the receivables are fully collectible as of December 31, 2016.

3. Deposit with Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The Company's clearing agreement with its clearing broker requires that a minimum balance of $400,000 be maintained on deposit with the clearing broker. The deposits at the clearing broker consist of cash.

4. Commitments

The Company is obligated under a non-cancellable operating lease, for its office premises, which expires on February 28, 2018. Under the lease agreement, the Company is subject to escalation charges for real estate taxes and operating costs. The lease commitment is collateralized by an $81,932 letter of credit in favor of the landlord, which is secured by a certificate of deposit account and is recorded as restricted cash in the statement of financial condition.

Future minimum annual rental payments are as follows:

Year ending December 31,	
2017	$ 184,747
2018	30,791
	$ 215,538

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $3,572,934, which exceeded the required minimum net capital of $5,000 by $3,567,934. Aggregate indebtedness at December 31, 2016 totaled $48,209. The ratio of aggregate indebtedness to net capital was 0.0135 to 1.

6. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees who have attained age 21 and provides for participants to defer salary amounts up to statutory limits. The Company makes a discretionary matching contribution based on the salary deferrals contributed by each participant.

The Company also sponsors a defined contribution profit sharing plan covering all of the Company's employees who have attained age 21. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2016.

7. Off-Balance Sheet Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank and clearing broker. The accounts at its bank and clearing broker contain cash and cash equivalents. The Company maintains cash at a bank in excess of Federal Deposit Insurance Corporation ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. Balances at its bank are generally insured by the FDIC up to $250,000. At December 31, 2016, the exceeded balance insured by the FDIC is approximately $1,406,000.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC") or FDIC. Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage maintained by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company, as introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

8. Concentration

The majority of the Company's revenue is derived primarily from brokerage activity with a limited number of customers.